Exhibit 23.8

To: Directors of Helix Hearing Care of America Inc.

We hereby consent to the inclusion of a summary of our fairness opinion in the section titled “Opinion of Ernst & Young Corporate Finance Inc.” and the inclusion of our fairness opinion as an annex to the Joint Proxy Statement/Prospectus dated February 8, 2002 of HEARx Ltd and Helix Hearing Care of America Inc.

ERNST & YOUNG CORPORATE FINANCE INC.

Montreal, Quebec
February 8, 2002